EXHIBIT 12.1

Computation of Earnings to Fixed Charges

The following table sets forth HomeBanc Corp.’s consolidated ratios of earnings to fixed charges for the periods shown:

	For the Three Months Ended March 31,
	2007	2006
	(Dollars in thousands)
Fixed Charges
Interest expense	$83,974	$61,508
Capitalized interest expense	416	303
Rental expense interest(1)	1,100	1,061

Total	$85,490	$62,872

Earnings
Pre-tax (loss) income	$(18,623)	$290
Income from equity investees	(492)	(514)
Fixed charges	85,490	62,872
Amortization of capitalized interest	—	—
Minority interest	61	52

Total	$66,436	$62,700

Ratio	0.78	1.00

Deficiency	$19,054	$172

(1)	Those portions of rental expense that are representative of interest cost.

The following table sets forth HBMC’s ratios of earnings to fixed charges for the periods shown:

	For the Three Months Ended March 31,
	2007	2006
	(Dollars in thousands)
Fixed Charges
Interest expense	$7,198	$4,707
Capitalized interest expense	416	303
Rental expense interest(1)	1,098	1,061

Total	$8,712	$6,071

Earnings
Pre-tax (loss) income	$(26,705)	$(25,520)
Income from equity investees	(492)	(241)
Fixed charges	8,712	6,071
Amortization of capitalized interest	—	—
Minority interest	61	52

Total	$(18,424)	$(19,638)

Ratio	(2.11)	(3.23)

Deficiency	$27,136	$25,709

(1)	Those portions of rental expense that are representative of interest cost.